FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica–Financial Highlights for the period January–March 2016

FINANCIAL HIGHLIGHTS

•	Continued progress in high-value customers: LTE (2.5x), smartphones (+26%), fibre + VDSL (2.8x) and pay TV (1.5x).

•	Revenues (10,784 million euros) increased 3.4% organic vs. the first quarter of 2015 (-6.6% reported).

g	Improvement in mobile data (+19.9% year-on-year organic), leveraged on non-SMS data (+28.8%).

•	OIBDA growth acceleration to 5.5% organic (3,376 million euros; -6.7% reported).

g	Solid margin at 31.3% (+0.6% p.p. year-on-year organic); focus on synergies and cost rationalisation.

•	CapEx (+7.8% organic year-on-year) devoted to reinforcing leadership position in differential platforms.

g	32.1 million premises passed with fibre (+17% year-on-year); LTE coverage of 50%.

•	Operating cash flow (OIBDA-CapEx) accelerated its growth rate (+3.6% organic).

•	Net income reached 776 million euros and stood at 0.14 euros per share.

•	Solid liquidity position (19.9 billion euros, following April bond issue), covering all maturities until December 2017 not including expected cash generation.

•	Telefónica reiterates the guidance for 2016 and the dividend.

•	T. España delivered simultaneous revenue and OIBDA growth for the first time since the third quarter of 2008 (+0.2% and +2.0% organic, respectively), on the back of strong value customers growth (fibre, TV and 4G), which continued underpinned by a differential quality offering, along with the Company transformation efficiencies, which allowed for operating cash flow year-on-year stabilization (-0.5% organic vs. -7.5% in previous quarter) despite higher CapEx.

•	T. Brasil’s OIBDA growth accelerated to 8.2% year-on-year organic and OIBDA margin expanded 2.3 p.p. to 33.1%, reflecting the capture of integration synergies and efficiency measures.

•	In Germany, OIBDA advanced steadily (+6.2% year-on-year excluding extraordinary impacts) following the progress made in integration projects and after executing succesfully the Company data monetisation strategy.

•	T. Hispanoamérica increased commercial momentum in high-value customers translated into organic revenue growth acceleration to 11.3% year-on-year.

•	T. UK, reported as discontinued operation, experienced a strong operating cash-flow growth in organic terms (+16.0%), resulting from robust OIBDA performance (+5.5% year-on-year organic). Commercially, the Company continued to expand its high-value customer base, while maintaining the best contract churn in the market, reflecting the high satisfaction level of the client base.

Comments from José María Álvarez-Pallete, Executive Chairman:

“In a context of intense technological disruption and transformation around digitalisation, our first quarter results reflected a strengthening of the business across the board and the capacity of our platforms (networks and infrastructure), which is enabling us to reach more customers with higher value products and services.

This was all reflected in the improved quality of our customer base, with average revenue per access increasing by 5.2%, which is the main source of organic revenue growth.

This growth accelerated at OIBDA level, as a result of efficiencies and operational leverage. Particularly noteworthy this quarter is the return to OIBDA growth in Spain, growing for the first time in 8 years simultaneously with revenues. Additionally, OIBDA growth has been achieved across all the businesses.

On the other hand, the performance of main financials (revenues, OIBDA) in the quarter was strongly affected by the depreciation of exchanges rates in 2015, although this impact was neutralised at a free cash flow generation level.

As a result, first quarter results are in line with our expectations for the year-end and enable us to reiterate our guidance and the 0.75 euros per share dividend for 2016.”

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March	% Chg
	2016	Reported	Organic
Revenues	10,784	(6.6)	3.4
Telefónica España (1)	3,126	8.6	0.2
Telefónica Deutschland	1,858	(2.3)	(2.3)
Telefónica Brasil (2)	2,431	(13.0)	0.6
Telefónica Hispanoamérica	3,054	(16.7)	11.3
Other companies & eliminations	315	3.4

OIBDA	3,376	(6.7)	5.5
Telefónica España (1)	1,266	(1.2)	2.0
Telefónica Deutschland	392	(3.8)	1.7
Telefónica Brasil (2)	805	(4.1)	8.2
Telefónica Hispanoamérica	866	(23.2)	0.8
Other companies & eliminations	47	c.s.

OIBDA margin	31.3%	(0.0 p.p. )	0.6 p.p.
Telefónica España (1)	40.5%	(4.0 p.p. )	0.7 p.p.
Telefónica Deutschland	21.1%	(0.3 p.p. )	0.9 p.p.
Telefónica Brasil (2)	33.1%	3.0 p.p.	2.3 p.p.
Telefónica Hispanoamérica	28.3%	(2.4 p.p. )	(2.9 p.p. )

Operating Income (OI)	1,340	(11.3)	11.4

Net income	776	(56.9)
Basic earnings per share (euros)	0.14	(60.9)
Basic earnings per share from continuing operations (euros)	0.07	(27.8)

CapEx	1,503	(10.6)	7.8
Telefónica España (1)	427	3.2	7.3
Telefónica Deutschland	220	(0.5)	(1.2)
Telefónica Brasil (2)	348	(11.9)	(12.6)
Telefónica Hispanoamérica	459	(26.1)	31.1
Other companies & eliminations	49	60.8

Spectrum	2	(99.1)	(99.1)
Telefónica España (1)	—	—	—
Telefónica Deutschland	2	—	—
Telefónica Brasil (2)	—	—	—
Telefónica Hispanoamérica	—	—	—

OpCF (OIBDA-CapEx)	1,873	(3.3)	3.6
Telefónica España (1)	840	(3.3)	(0.5)
Telefónica Deutschland	173	(7.8)	5.1
Telefónica Brasil (2)	457	2.8	32.1
Telefónica Hispanoamérica	406	(19.6)	(21.6)
Other companies & eliminations	(2)	(96.5)

Reconciliation included in the excel spreadsheets.

Notes:

-	2015 and 2016 reported figures include hyperinflationary adjustments in Venezuela in both years.
-	The January-March 2016 consolidated financial information uses the exchange rate of the Venezuelan bolivar set at the denominated DICOM (273 Venezuelan bolivars fuertes per dollar at 31 March 2016).
-	From the first quarter of 2015 Telefónica UK’s operations are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015.
-	Organic criteria: Assumes constant exchange rates as of 2015 (average FX in 2015) and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.
-	OIBDA and OI are presented before brand fees and management fees.
-	OIBDA margin calculated as OIBDA over revenues.
(1)	DTS has been consolidated since 1 May 2015.
(2)	GVT has been consolidated since 1 May 2015.

DISCLAIMER

This document may contain forward-looking statements regarding intentions, expectations or forecasts related to the Telefónica Group (hereinafter, the “Company” or “Telefónica”). These statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, the market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The forward-looking statements can be identified, in certain cases, through the use of words such as “expectation”, “anticipation”, “purpose”, “belief” or similar expressions, or the corresponding negative forms, or through the own predictive nature of all issues referring to strategies, plans or intentions. These forward-looking statements or forecasts reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to differ substantially from the ones put forward through these intentions, expectations or forecasts. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory Authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

The content of this document must be taken into account by any individual or entity who may have to purchase and sell, or elaborate or disseminate opinions related to any securities issued by the Company, and, in particular, by analysts and investors. Except as required by applicable laws, Telefónica does not assume any obligation to publicly update these statements to adapt them to events or circumstances taking place after this document, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized or non-audited financial information. The information contained herein should therefore be considered as a whole and in conjuction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

Finally, it is hereby stated that neither this document or any of its contents constitutes an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

For further information please refer to the information on 2016 first quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 29, 2016	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer